Exhibit 97

Upbound Group, Inc.
Clawback Policy
for the Recovery of Erroneously Awarded Incentive Based Compensation
December 1, 2023
The Board of Directors (the “Board”) of Upbound Group, Inc. (the “Company”) has adopted this policy (the “Clawback Policy”) to provide, effective as of December 1, 2023, for the recovery or “clawback” of certain incentive compensation in the event of a Restatement (as defined herein).
This Clawback Policy replaces the Company’s prior clawback policy adopted by the Compensation Committee of the Board (the “Committee”) on September 20, 2022. This Clawback Policy will be administered by the Committee, whose determinations will be final, binding and conclusive and need not be uniform with respect to each individual covered by this Clawback Policy.
1.Background and Statement of Policy
The Clawback Policy is intended to comply with, and will be interpreted to be consistent with, the requirements of the Nasdaq Stock Market (“Nasdaq”) Listing Rule 5608.
The Company shall recover reasonably promptly the amount of erroneously awarded Incentive-Based Compensation in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Restatement”).
The Company shall recover erroneously awarded Incentive-Based Compensation in compliance with the Clawback Policy except to the extent provided under Section 4 herein.
2.Persons Covered and Recovery Period
A.Persons Covered. The Clawback Policy applies to all Incentive-Based Compensation received by a person:
•after beginning service as an Executive Officer,
•who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation,
•while the Company has a class of securities listed on Nasdaq; and
•during the three completed fiscal years immediately preceding the date that the Company is required to prepare a Restatement (the “Recovery Period”).
Notwithstanding this look-back requirement, the Company is only required to apply the Clawback Policy to Incentive-Based Compensation received on or after October 2, 2023.
For purposes of the Clawback Policy, the term “Executive Officer” means the Company’s president, principal executive officer, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policymaking functions for the Company.
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Executive officers of the Company’s subsidiaries are deemed Executive Officers of the Company if they perform such policy-making functions for the Company. Policy-making function is not intended to include policymaking functions that are not significant. Identification of an Executive Officer for purposes of the Clawback Policy will include at a minimum executive officers identified pursuant to 17 CFR 229.401(b).
For purposes of the Clawback Policy, “Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation shall be deemed “received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period. The term “Financial Reporting Measures” means any of the following: (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, (ii) stock price and (iii) total shareholder return. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities and Exchange Commission (“SEC”).
B.Transition Period. In addition to the Recovery Period, the Clawback Policy applies to any transition period (that results from a change in the Company’s fiscal year) within or immediately following the Recovery Period (a “Transition Period”), provided that a Transition Period between the last day of the Company’s previous fiscal year end and the first day of the Company’s new fiscal year that comprises a period of nine to 12 months will be deemed a completed fiscal year.
C.Determining the Recovery Period. For purposes of determining the relevant Recovery Period, the date that the Company is required to prepare the Restatement is the earlier to occur of:
•the date the Board, the Committee, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, and
•the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.
For clarity, the Company’s obligation to recover erroneously awarded Incentive-Based Compensation under this Clawback Policy is not dependent on if or when a Restatement is filed.
D.Method of Recovery. The Committee will have discretion in determining how to accomplish recovery of erroneously awarded Incentive-Based Compensation under this Clawback Policy, recognizing that different means of recovery may be appropriate in different circumstances.
3.Amount Subject To Recovery
A.Recoverable Amount. The amount of Incentive-Based Compensation subject to recovery under the Clawback Policy is the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid.
B.Covered Compensation Based on Stock Price or TSR. For Incentive-Based Compensation based on stock price or total shareholder return (“TSR”), where the amount of erroneously awarded Incentive-Based Compensation is not subject to mathematical
Clawback Policy

recalculation directly from the information in a Restatement, the recoverable amount shall be based on a reasonable estimate of the effect of the Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received. In such event, the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.
4.Exceptions
The Company shall recover erroneously awarded Incentive-Based Compensation in compliance with the Clawback Policy except to the extent that the conditions set out below are met and the Committee has made a determination that recovery would be impracticable:
A.Direct Expense Exceeds Recoverable Amount. The direct expense paid to a third party to assist in enforcing the Clawback Policy would exceed the amount to be recovered; provided, however, that before concluding it would be impracticable to recover any amount of erroneously awarded Incentive-Based Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such erroneously awarded Incentive-Based Compensation, document such reasonable attempt(s) to recover, and provide that documentation to Nasdaq.
B.Recovery from Certain Tax-Qualified Retirement Plans. Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
5.Prohibitions Against Indemnification
Notwithstanding the terms of any indemnification arrangement or insurance policy with any individual covered by this Clawback Policy, the Company shall not indemnify any Executive Officer or former Executive Officer against the loss of erroneously awarded Incentive-Based Compensation, including any payment or reimbursement for the cost of insurance obtained by any such covered individual to fund amounts recoverable under this Clawback Policy.
6.Disclosure
The Company shall file all disclosures with respect to this Clawback Policy and recoveries under the Clawback Policy in accordance with the requirements of the U.S. Federal securities laws, including the disclosure required by the applicable SEC filings.
7.Amendment and Termination
The Committee may amend this Clawback Policy from time to time and may terminate this Clawback Policy at any time, in each case in its sole discretion.
8.Enforcement
The Clawback Policy shall be enforceable only by the Committee as provided herein, and it does not afford any rights or remedies to any third parties to enforce the Clawback Policy against any Persons Covered under Section 2.A hereof or otherwise.
9.Other Recoupment Rights
Any right of recoupment under this Clawback Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company and its subsidiaries and
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affiliates under applicable law or pursuant to the terms of any similar policy or similar provision in any employment agreement, equity award agreement or similar agreement.

Approved by the Board of Directors on September 20, 2023.

Clawback Policy